UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                               Visteon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92839U107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               David Metzman, Esq.
                       c/o Aurelius Capital Management, LP
                         535 Madison Avenue, 22nd Floor
                            New York, New York 10022
                                 (646) 445-6590

                                 with a copy to:

                               Jason Kaplan, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 25, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 2 of 9 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital Partners, LP

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,578,592
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          2,578,592
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,578,592
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.98%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 3 of 9 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital International, Ltd.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,342,903
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          3,342,903
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,342,903
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.57%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 4 of 9 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Convergence Fund, Ltd.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ||  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  579,403
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          579,403
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               579,403
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.44%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 5 of 9 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital Management, LP

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  6,500,898
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          6,500,898
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,500,898
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.99%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 6 of 9 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Mark D. Brodsky

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  6,500,898
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          6,500,898
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,500,898
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.99%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 7 of 9 Pages
----------------------------                        ----------------------------

ITEM 1.       SECURITY AND ISSUER

       Reference is made to the Schedule 13D filed on April 19, 2010 (the "Schedule 13D"), relating to the common stock, $1.00 par value (the "Common Stock"), of Visteon Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at: One Village Center Drive, Van Buren Township, Michigan, 48111. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the
Schedule 13D. This Amendment No. 1 to the Schedule 13D amends Items 3, 4 and 5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons, who do not intend to file any further amendments to the Schedule 13D.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS
FOLLOWS:

       The Common Stock purchased by the Aurelius Funds was acquired with working capital in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $5,500,691.88.


ITEM 4.       PURPOSE OF TRANSACTION

ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS
FOLLOWS:


       The Aurelius Funds acquired shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity.

       On May 28, 2009, the Issuer and certain of its affiliates (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware before the Honorable Christopher S. Sontchi (the "Bankruptcy Proceedings").

        On April 14, 2010, counsel for Aurelius Capital Management sent a letter to the Debtors' counsel noting Aurelius Capital Management's opposition to the first amended plan of reorganization (the "First Amended Plan") on various grounds, most fundamentally on the belief that the First Amended Plan rests on a valuation of the Debtors that, in Aurelius Capital Management's and the market's view, is far below the reorganized Debtors' true value. The Aurelius Funds subsequently filed an objection in the Bankruptcy Proceedings to the first amended disclosure statement.

       On May 7, 2010, the Debtors filed their second amended plan (the "Second Amended Plan") and second amended disclosure statement (the "Second Amended

--------------------------------------------------------------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 8 of 9 Pages
--------------------------------------------------------------------------------

Disclosure Statement") in the Bankruptcy Proceedings. The Aurelius Funds filed an objection in the Bankruptcy Proceedings to the Second Amended Disclosure Statement stating the Second Amended Disclosure Statement should not be approved because the Second Amended Plan is patently unconfirmable since it overcompensates the Debtors' creditors to the detriment of the Debtors' equity holders. In addition, the Aurelius Funds objected to the Second Amended Disclosure Statement on the ground that it lacks adequate disclosure on the valuation of the Debtors and the Debtors' proposed Management Equity Incentive Program.

       The Aurelius Funds have pursued, and intend to continue to pursue and prosecute the objections described above and any related or future objections, and may file related pleadings, respond to pleadings filed by other parties, discuss the formulation of alternative plans with other parties and submit alternative plans to the Debtors, serve and prosecute discovery and respond to the same, appeal any adverse decisions and respond to any appeals, and generally remain actively involved in the Bankruptcy Proceedings, with the goal of protecting and maximizing the value of the Aurelius Funds' respective investments.

       To the extent permitted by applicable law, rules and regulations, the Reporting Persons may seek to influence the outcome of the Bankruptcy Proceedings, including, among other things, through (i) direct and/or indirect communications with participants in the Bankruptcy Proceedings and (ii) direct and/or indirect communications with other persons, including other stockholders or creditors of the Issuer.

       Except as set forth herein or as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of their securities of the Issuer, (iii) enter into or withdraw from legal proceedings, if any, and/or (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations. The Reporting Persons disclaim all duties or obligations, if any, to other stakeholders in the Issuer. For the avoidance of doubt, the Reporting Persons do not have any current intention to change or influence the control of the Issuer.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

ITEMS 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

       (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on 130,320,880 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed by the Issuer on April 30, 2010.

       (c) The Aurelius Funds entered into transactions in the Common Stock since the filing of the Schedule 13D which are set forth on Schedule A. The Aurelius Funds are the only Reporting Persons to have effected transactions in the Common Stock since the filing of the Schedule 13D.

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 9 of 9 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 27, 2010


AURELIUS CAPITAL PARTNERS, LP                   AURELIUS CAPITAL INTERNATIONAL, LTD.

By: Aurelius Capital GP, LLC, its General       By: Aurelius Capital Management, LP,
Partner                                         solely as investment manager and not in
                                                its individual capacity

By: /s/ Dan Gropper
    ---------------                             By: /s/ Dan Gropper
Name: Dan Gropper                                   ---------------
Title: Managing Director                        Name: Dan Gropper
                                                Title: Managing Director


AURELIUS CONVERGENCE FUND, LTD.                 AURELIUS CAPITAL MANAGEMENT, LP

By: Aurelius Capital Management, LP,
solely as investment manager and not in         By: /s/ Dan Gropper
its individual capacity                             ---------------
                                                Name: Dan Gropper
                                                Title: Managing Director

By: /s/ Dan Gropper
    ---------------
Name: Dan Gropper
Title: Managing Director


/s/ Mark D. Brodsky
-------------------
Mark D. Brodsky

                                   SCHEDULE A

This Schedule A sets forth transactions in the Common Stock by the Aurelius Funds since the filing of the Schedule 13D. Unless otherwise indicated, all trades were effected in the open market through brokers.

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL PARTNERS SINCE THE FILING OF THE SCHEDULE 13D


Date of Transaction  Shares Purchased (Sold)  Price Per Share ($)*  Price Range ($)(1)
-------------------  -----------------------  -------------------   ------------------

5/21/2010                     (410,874)             1.2278            1.2000 - 1.2800
5/25/2010                   (1,418,771)             1.4633            1.3600 - 1.6300
5/25/2010                     (730,882)             1.4612            1.3500 - 1.5200
5/26/2010                      (49,224)             1.3448            1.3500 - 1.5200
5/26/2010                      (29,749)             1.2000                   N/A

* Excluding commissions.





















------------------
(1) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL INTERNATIONAL SINCE THE FILING OF THE SCHEDULE 13D

Date of Transaction  Shares Purchased (Sold)  Price Per Share ($)*  Price Range ($)(2)
-------------------  -----------------------  -------------------   ------------------

5/21/2010                  (500,000)               1.2278            1.2000 - 1.2800
5/25/2010                 (1,587,112)              1.4633            1.3600 - 1.6300
5/25/2010                  (817,603)               1.4612            1.3500 - 1.5200
5/26/2010                  (63,815)                1.3448            1.3500 - 1.5200
5/26/2010                  (38,567)                1.2000                  N/A



* Excluding commissions.





















(2) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CONVERGENCE FUND SINCE THE FILING OF THE SCHEDULE 13D


Date of Transaction  Shares Purchased (Sold)  Price Per Share ($)*  Price Range ($)(3)
-------------------  -----------------------  -------------------   ------------------

5/21/2010                  (89,126)                1.2278             1.2000 - 1.2800
5/25/2010                 (294,117)                1.4633             1.3600 - 1.6300
5/25/2010                 (151,515)                1.4612             1.3500 - 1.5200
5/26/2010                  (11,061)                1.3448             1.3500 - 1.5200
5/26/2010                   (6,684)                1.2000                   N/A



* Excluding commissions.





















(3) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.